FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For August 15, 2008
Commission File Number 0- 50822
NWT URANIUM CORP.
(Translation of Registrant’s name into English)
36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑

This Form 6-K consists of:
“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) (the ”Company”) has granted an aggregate of 4,300,000 stock options to its directors and officers and certain of its consultants. Each such stock option entitles the holder thereof to acquire one common share of the Company at an exercise price of C$0.15 per share and expires 5 years from the date of grant.”

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By: /s/ John P. Lynch
John P. Lynch
President and Chief Executive Officer

Date: August 18, 2008